SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

            Notice of Annual and Special Meeting of Shareholders and
                 Management Proxy Circular dated March 9, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: March 9, 2001                Mr. Gerry A. Racicot
                                        President

                  330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                          p-416-216-8659 f-416-216-1164

--------------------------------------------------------------------------------

                             Eiger Technology, Inc.

              Notice of Annual and Special Meeting of Shareholders
                                       and
                            Management Proxy Circular

                                  March 9, 2001

--------------------------------------------------------------------------------

                             EIGER TECHNOLOGY, INC.
--------------------------------------------------------------------------------

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

      NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Eiger Technology, Inc. (the "Company") will be held at The Ontario Club, 30 Wellington St. W. Commerce Court South, 5th Floor, Toronto, Ontario on Thursday, the 12th day of April, 2001 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the financial statements of the Company for the fiscal year ended September 30, 2000, together with the auditors' report thereon;

2.    to elect the Board of Directors of the Company;

3. to reappoint the auditors of the Company and to authorize the directors to fix the auditors' remuneration;

4. to consider, and if thought appropriate, to approve an amendment to the Stock Option Plan of the Company (the "Stock Option Plan") to increase the number of common shares ("Shares") of the Company reserved for the issuance thereunder by 2,600,000 Shares to an aggregate of 7,200,000 Shares; and

5. to transact such further or other business as may properly be brought before the Annual and Special Meeting.

      A copy of the Company's Management Proxy Circular, the Company's 2000 Annual Report, a form of proxy and a supplemental mailing list form accompany this Notice. Shareholders who are unable to attend the Annual and Special Meeting in person are requested to complete and sign the enclosed form of proxy and return it to the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at 830-625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8. Proxies must be received by Pacific Corporate Trust Company at least 48 hours (excluding Saturdays and holidays) prior to the date of the Annual and Special Meeting or any adjournment thereof, or delivered to the chair of the Meeting on the day of the Annual and Special Meeting prior to the commencement thereof or any adjournment thereof.

By Order of the Board of Directors


Signed "Gerry A. Racicot"

Gerry A. Racicot
President and Chief Executive Officer
Eiger Technology, Inc.

Toronto, Ontario
March 9, 2001.

                             Eiger Technology, Inc.
--------------------------------------------------------------------------------

                            Management Proxy Circular

         (Information as of March 5, 2001, except as otherwise provided)

                   Annual and Special Meeting of Shareholders
            To be held on April 12, 2001 at 10:00 a.m. (Toronto Time)

Solicitation of Proxies

      This Management Proxy Circular is furnished in connection with the solicitation by Management of the Company of proxies to be used at the Company's Annual and Special Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Management Proxy Circular. The costs of such solicitation will be borne directly by the Company. The solicitation will be primarily by mail. However, the directors, officers and regular employees of the Company may also solicit proxies by telephone, facsimile or in person.

      The persons specified in the enclosed form of proxy are directors and officers of the Company. Each shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and act for the shareholder and on the shareholder's behalf at the Meeting or any adjournment thereof. This right may be exercised by inserting the name of their nominee in the blank space provided for that purpose in the enclosed form of proxy or by completing another proper form of proxy and, in either case, delivering the form of proxy to the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at least 48 hours (excluding Saturdays and holidays) prior to the date of the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Annual and Special Meeting prior to the commencement thereof or any adjournment thereof. The proxy form must be dated and executed by the shareholder, or his attorney authorized in writing, and returned to Pacific Corporate Trust Company at its office, 830-625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8.

Voting by Proxies and Exercise of Discretion

      The common shares of the Company (the "Shares") represented by proxies in favour of Management will be voted or withheld from voting by the persons named in the form of proxy in accordance with the directions of the shareholder appointing them. In the absence of any direction to the contrary, it is intended that the Shares represented by proxies in favour of Management will be voted on any ballot: (a) FOR the election of the directors nominated by Management; (b) FOR the reappointment of the auditors and the authorization of the directors to fix the auditors' remuneration; and (c) FOR the approval of an amendment to the Stock Option Plan to increase the number of Shares reserved for issuance thereunder by 2,600,000 Shares to an aggregate of 7,200,000 Shares (all as described in this Management Proxy Circular). The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Annual and Special Meeting but which may properly come before the Meeting or any adjournment thereof or adjournments thereof. Management knows of no matters to come before the Meeting other than the matters referred to in the

Notice of Annual and Special Meeting and routine matters incidental to the conduct of the Meeting. If any further or other matter is properly brought before the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their best judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

      Shareholders who purchased their Shares through a broker are referred to as beneficial shareholders. Any such beneficial shareholder who wishes to vote in person at the Meeting must insert their own name in the space provided on the voting instruction form provided by the broker and submit their instruction form to the broker in advance of the Meeting in accordance with the instructions supplied by such broker. Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed.

Revocability of Proxies

      A proxy given pursuant to this solicitation may be revoked, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company, 330 Bay Street, Suite 602, Toronto, Ontario M5H 2S8 at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting prior to the commencement thereof, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Holders Thereof

      The holders of record of Shares as at the close of business on March 5, 2001 (the "Record Date") are entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, except that a transferee of such Shares acquired after the Record Date shall be entitled to vote the transferred Shares at the Meeting if he or she produces properly endorsed certificates for such Shares or otherwise establishes that he or she owns such Shares and demands by written request, delivered to the Company at its registered office, no later than ten days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting.

      On the Record Date, there were 34,114,358 Shares issued and outstanding. Each Share entitles the holder thereof to one vote.

      To the knowledge of the directors and officers of the Company, there is no person who beneficially owned on the Record Date, directly or indirectly, or who on such date exercised control or direction over, more than 10% of the Shares issued and outstanding on the Record Date.

The Consolidated Financial Statements

      The consolidated financial statements of the Company for the fiscal year ended September 30, 2000, together with the report of the auditors thereon, will be presented to the Meeting.

Election of Directors

      Seven directors are required to be elected at the Meeting. Directors elected at the Meeting will serve until the next annual meeting of shareholders or, subject to the Company's by-laws and to applicable laws, until their successors are elected or appointed.

      Shareholders will be asked at the Meeting to approve the resolution attached as Schedule A hereto (the "Election of Directors Resolution"). It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Election of Directors Resolution. In order to be effected, this resolution must be approved by a majority of votes cast at the Meeting, whether represented in person or by proxy, in respect thereof.

      Management does not expect that any of the proposed nominees will be unable to serve as a director. However, if any of the proposed nominees are for any reason unable to serve as directors, the persons named in the enclosed form of proxy will use their best judgment to vote for an alternative nominee.

      The following table indicates the names of the proposed nominees, their present principal occupation or employment, the period or periods during which they have served as directors, and the approximate number of Shares beneficially owned, or over which control or direction is exercised by them. Directors who are members of the Audit Committee or the Corporate Governance and Compensation Committee are so designated below:

                         Nominees for Board of Directors

Name and Municipality of                                                                      Beneficially Owned
     Residence                 Principal Occupation and Business(1)       Director Since           Shares(2)
------------------------------------------------------------------------------------------------------------------
Gerry A. Racicot               President and Chief Executive Officer      August 21, 1992        1,556,530(5)
Norwich, Ontario               of the Company

Keith Attoe                    Chief Financial Officer of the Company    February 23, 1996        584,000(6)
Toronto, Ontario

Sidney Harkema                 Retired                                    August 21, 1992        1,509,100(7)
Orillia, Ontario

Walter A. Keyser(3)(4)         President of                              February 23, 1996        127,500(8)
Toronto, Ontario               W.A. Keyser & Associates Limited

Morden C. Lazarus(3)(4)        Lawyer, Partner of                          June 29, 1999            Nil(9)
Hampstead, Quebec              Lazarus, Charbonneau

John G. Craig(3)(4)            President of                               October 16, 2000         Nil(10)
Toronto, Ontario               Jarway Corporation
                                                                         February 23, 1996
Robert Hoegler                 Independent Consultant,                                             Nil(11)
Richmond, British Columbia     Director of MCA Equities Ltd.

Notes:

(1) For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except Mr. Craig who, prior to his present position, was Senior Partner of The Strategic Planning Group from March 1997 to September 1997, and prior to September 1996 was a senior executive with Southam Inc. for 15 years. From April 1997 to June 1999, Mr. Craig was also a director of TomaNet Inc. and was the Chief Financial Officer of that company from October 1997 to December 1998.

(2) Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3)   Member of the Audit Committee.

(4)   Member of the Corporate Governance and Compensation Committee.

(5)   Mr. Racicot also holds options to purchase 550,000 Shares.

(6)   Mr. Attoe also holds options to purchase 300,000 Shares.

(7)   Mr. Harkema also holds options to purchase 50,000 Shares.

(8)   Mr. Keyser also holds options to purchase 50,000 Shares.

(9)   Mr. Lazarus holds options to purchase 50,000 Shares.

(10)  Mr. Craig holds options to purchase 50,000 Shares.

(11)  Mr. Hoegler holds options to purchase 50,000 Shares.

Reappointment of Auditors

      Monteith, Monteith & Co. Chartered Accountants have been the auditors of the Company since November 1, 1996.

      Shareholders will be asked at the Meeting to approve the resolution attached as Schedule B hereto (the "Reappointment of Auditors Resolution"). It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Reappointment of Auditors Resolution. In order to be effected, this resolution must be approved by a majority of votes cast at the Meeting, whether represented in person or by proxy, in respect thereof.

Amendment to the Stock Option Plan

      The Company established a stock option plan in 1997 as a means to attract, retain and reward key officers and employees of the Company. Under the Stock Option Plan, the Board of Directors of the Company may, in its discretion, grant options to purchase Shares ("Options") to eligible participants from time to time at an exercise price fixed in compliance with the Stock Option Plan, applicable law and with the rules of The Toronto Stock Exchange. The maximum number of Shares available for issuance to any one person under the Stock Option Plan is 5% of the issued and outstanding share capital of the Company. Options granted pursuant to the Stock Option Plan are non-transferable and non-assignable and are granted for terms not exceeding 10 years. All unexercised Options will immediately expire if an optionee's employment is terminated by the Company for cause. In the event that an optionee's employment is terminated other than for cause, the optionee may be required to exercise any unexercised Options within 30 days after the date of cessation of employment.

      The number of Shares that may be issued under the Stock Option Plan fluctuate due to the granting, termination and expiry of Options. At present, there is not a sufficient number of Options available for the Board of Directors of the Company to fulfil the mandate of the Stock Option Plan. The Company therefore wishes to amend the Stock Option Plan to increase the maximum number of Shares reserved for issuance under the Stock Option Plan by 2,600,000 Shares to an aggregate of 7,200,000 Shares.

      In order to amend the Stock Option Plan, shareholders will be asked at the Meeting to approve the resolution attached as Schedule C hereto (the "Stock Option Plan Amendment Resolution"). It is the intention of the person named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the Share Option Plan Resolution. In order to be effected, this resolution must be approved by a majority of votes cast by disinterested Shareholders at the Meeting (i.e. Shareholders other than insiders to whom Options may be issued pursuant to the Stock Option Plan and any associates of such insiders), whether represented in person or by proxy, in respect thereof.

      Remuneration of Directors and Officers

      Summary of Executive Compensation

      The Company currently has 2 executive officers. The following table provides a summary of the compensation paid to the Chief Executive Officer of the Company and one other most highly compensated executive officer of the Company who is deemed as a Named Executive Officer by law (together the "Named Executive Officers") for fiscal year 2000:

                                              Summary Compensation Table
                                                 Annual Compensation                Long Term
                                              --------------------------          Compensation
                                                                                 Securities Under
Name and Principal           Fiscal                               Other Annual    Options Granted       All Other
     Position                 Year      Salary      Bonus        Compensation     (# shares)(1)       Compensation
---------------------------------------------------------------------------------------------------------------------
Gerry A. Racicot              2000     $156,252      Nil              Nil            300,000              Nil
President and Chief           1999     $105,000      Nil              Nil            250,000              Nil
Executive Officer             1998     $72,000       Nil              Nil              Nil                Nil

Keith Attoe                   2000     $60,000       Nil              Nil            300,000              Nil
Chief Financial Officer       1999     $60,000       Nil              Nil              Nil                Nil
                              1998        $0         Nil              Nil              Nil                Nil

Notes:

(1) Awards are options to purchase Shares and are issued pursuant to the Stock Option Plan of the Company.

         Options Granted During the Fiscal Year

      The following table sets out the individual grants of options to purchase Shares during the Company's most recently completed fiscal year to the Named Executive Officers, pursuant to the Stock Option Plan:

                                                                             Market
                                                                            Value of
                                                                           Securities
                             Shares        % of Total                      underlying
                             under       Options Granted     Exercise    Options on the
                            Options      to Employees in       Price     Date of Grant
       Name                 Granted        Fiscal 2000       ($/Share)     ($/Share)      Expiration Date
----------------------------------------------------------------------------------------------------------
Gerry A. Racicot           250,000(1)        18.05%            4.50           4.70        February 1, 2004
                           250,000(1)        18.05%            1.40           1.29        October 25, 2004
                            50,000(1)          3.6%            4.75           5.00        June 12, 2005

Keith Attoe                250,000(1)        18.05%            4.50           4.70        February 1, 2004
                            50,000(1)          3.6%            4.75           5.00        June 12, 2005

Notes:

(1)   Vesting immediately.

      Aggregate Options Exercised During the Fiscal Year and Option Values as at September 30, 2000

      The following table sets out the number of options to purchase Shares exercised during the Company's most recently completed fiscal year, if any, by the Named Executive Officers, and the number of unexercised options and the value of unexercised "in the money" options held as at September 30, 2000, if any, by such persons:

                                                                                            Value of Unexercised
                                                                      Unexercised Options   In-The-Money Options
                                                                       at September 30,       at September 30,
                          Shares Acquired on     Aggregate Value      2000 (Exercisable/     2000 (Exercisable/
                               Exercise              Realized           Unexercisable)        Unexercisable)(1)
Name                             (#)                   ($)                    (#)                    ($)
----------------------------------------------------------------------------------------------------------------
Gerry A. Racicot                 Nil                   Nil                550,000/Nil            945,000/Nil
Keith Attoe                    150,000               532,500              450,000/Nil            225,000/Nil

Notes:

(1) The closing price of the Shares on The Toronto Stock Exchange on September 30, 2000 was $3.15.

      Compensation of Directors

      Five of the directors of the Company are unrelated directors and are not employees of the Company. They are appointed to serve as directors of the Company for a term of one year until the next annual general meeting of shareholders. During fiscal year 2000, the five unrelated directors of the Company earned a total of $2,400 for their service on the Board of Directors and the other two directors, Mr. Gerry A. Racicot and Mr. Keith Attoe, did not receive any compensation for their service on the Board of Directors..

      Employment Contracts and Termination Arrangements

      There is no employment contract between the Named Executive Officers and the Company. There is also no compensatory plan or arrangement with respect to the Named Executive Officers, but the Company's Corporate Governance and Compensation Committee is mandated to deal with compensation issues for all the directors of the Company.

      Corporate Governance and Compensation Committee

      On December 13, 2000, the Board of Directors of the Company decided to establish the Corporate Governance and Compensation Committee of the Board of Directors (the "CGC Committee"). The mandate of the CGC Committee was also adopted on December 13, 2000, and it is expected that the CGC Committee will carry out its mandate in fiscal year 2001.

      The CGC Committee, in addition to its responsibility of developing the Company's philosophy to governance issues, is generally responsible for developing the Company's overall compensation philosophy, developing corporate succession and development plans at the executive officer level, making recommendations to the Board of Directors with respect to the appointment and remuneration of the Company's executive officers, and developing other compensation and benefit programs.

      Composition of the CGC Committee

      Commencing in fiscal year 2001, Mr. Walter Keyser, Mr. Morden Lazarus and Mr. John G. Craig serve as members of the CGC Committee.

CGC Compensation Committee Report on Executive Compensation

      Compensation Philosophy

      In general, the CGC Committee has adopted the following objectives with respect to the compensation of the Company's executive officers:

1. attracting and retaining highly qualified executives by offering salaries that are competitive in the market and environment in which the Company operates;

2.    fostering team work and an entrepreneurial spirit;

3. recognizing and encouraging leadership, sound managerial judgment, annual financial performance and individual achievement;

4. rewarding the development and successful implementation of strategic initiatives and operating plans;

5.    motivating long-term financial performance;

6.    fostering identification with shareholder interests; and

7. retaining top-performing high-potential executives through the use of prudent, equity-based compensation.

      Compensation Policy

      In order to achieve the Company's compensation objectives, and based on CGC Committee's assessment of compensation packages for executives with comparable positions at other public and private companies, CGC Committee will, in fiscal year 2001, implement a pay-for-performance executive compensation program which provides compensation based on increases in shareholder wealth, the Company's financial performance and individual performance. This compensation program will consist of two main components, each designed to achieve a distinctive objective:

      (i) Base Salary and Benefits - provides regular compensation for services rendered at a level sufficient to retain and motivate the Company's executive officers, in particular over the short-term; and

      (ii) Long-Term Equity-Based Incentives - discretionary stock options are designed to form an integral part of the pay packages of both the Company's executives and employees. The CGC Committee believes that stock options, which are designed to focus attention on share values, are the most effective way of aligning the long-term interests of the Company's executives and employees and those of the Company's shareholders.

      Determination of Compensation of Executive Officers

      The CGC Committee believes that much of the Company's success to date, and future potential, is directly attributable to the efforts, unique skills and experience of Mr. Gerry A. Racicot, President and Chief Executive Officer, and Mr. Keith Attoe, Chief Financial Officer. Therefore, when designing the compensation program, the CGC Committee will consider competitive employment packages that will reflect the contributions of Mr. Racicot and Mr. Attoe accordingly.

      Report submitted by the Corporate Governance and Compensation Committee

      Mr. Walter Keyser
      Mr. Morden Lazarus
      Mr. John G. Craig

Total Shareholder Return Comparison

      During the period from the close of market on October 11, 1996 to September 30, 2000, a $100 investment in the Company's Shares increased to $350. During the same period, a $100 investment in the TSE 300 Total Return Index grew to $196.

      The following graph compares the cumulative shareholder return of the Shares with the cumulative returns of the TSE 300 Total Return Index for the period commencing October 11, 1996 and ending September 30, 2000. (1)(2)

                              [LINE GRAPH OMITTED]

      (1) Assumes that the initial value of the investment in the Shares on The Toronto Stock

            Exchange and in the TSE 300 Total Return Index was $100 on October 30, 1996.

      (2) The Company commenced trading on The Toronto Stock Exchange on October 11, 1996. Prior to that, its Shares were traded on the Vancouver Stock Exchange. As a result, the above chart commences on October 11, 1996.

Indebtedness of Directors, Officers and Employees

      As at March 5, 2001, none of the current or former directors, officers or employees of the Company is indebted to the Company.

Directors' and Officers' Insurance and Indemnification

      By agreements dated May 31, 1996, the Company has agreed to indemnify Mr. Gerry A. Racicot, Mr. Walter A. Keyser and Mr. Keith Attoe from and against any liability and cost in respect of any action or suit against him acting as director and officer of the Company, subject to the limitation contained in the Business Corporations Act (Ontario). The Board of Directors approved that the Company will enter into similar indemnity agreements with the other directors.

Statement of Corporate Governance Practices

      The Toronto Stock Exchange (the "TSE") requires all listed companies to disclose on an annual basis their approach to corporate governance. Given the relatively small size of the Board of Directors, the Board discharges most of its responsibilities directly, rather than through committees. (The exceptions being the audit committee and corporate governance and company committee, which are discussed below). The following statement of the Company's governance practices responds to the TSE guidelines for effective corporate governance (the "Guidelines").

      The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Although there is no requirement that the Company comply with the Guidelines, and the TSE Report on Corporate Governance (the "TSE Report") recognizes that each company should have the flexibility to develop its own approach to corporate governance, the Company considers the Guidelines to be helpful in monitoring the effectiveness and the evolution of its corporate governance procedures.

      The Board of Directors of the Company considers the Guidelines to be an appropriate model for a fully mature reporting issuer. The Company's current corporate governance procedures are designed to reflect fairly the interests of all of the Company's shareholders and the Company's entrepreneurial nature.

      Below is a table setting out the Guidelines and commentary concerning the extent to which the Company conforms with such Guidelines.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------

1.    The Board of Directors should explicitly
      1assume responsibility for stewardship of the Company, and specifically assuming responsibility for:

      (a)   Adoption of a strategic planning          No            Although the Board of Director has
            process                                                 not in the past adopted any
                                                                    strategic planning process for the
                                                                    Company, it has resolved to do so
                                                                    commencing in fiscal year 2001. In
                                                                    particular, Mr. Gerry A. Racicot,
                                                                    Chief Executive Officer, and Mr.
                                                                    Keith Attoe, Chief Financial
                                                                    Officer, will be responsible for
                                                                    developing and reviewing the
                                                                    strategic direction of the Company
                                                                    and making recommendations on
                                                                    corporate strategies to the Board
                                                                    of Directors.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------

      (b)   Identification of principal risks of      No            Although the Board of Director has
            the Company's business and                              not in the past adopted any
            implementing appropriate                                process for identification of
            risk-management systems                                 risks of the Company, it has
                                                                    resolved to do so with the
                                                                    assistance of its Audit Committee
                                                                    commencing in fiscal year 2001.

      (c)   Succession planning and monitoring        Yes.          The Corporate Governance and
            senior management                                       Compensation Committee is mandated
                                                                    to review the corporate succession
                                                                    and development plans at the
                                                                    executive officer level.

      (d)   Communications policy                     No            Although the Board of Director has
                                                                    not in the past adopted any
                                                                    communications policy, it has
                                                                    resolved to do so commencing in
                                                                    fiscal year 2001. In particular,
                                                                    Mr. Gerry A. Racicot, Chief
                                                                    Executive Officer, and Mr. Keith
                                                                    Attoe, Chief Financial Officer,
                                                                    will be responsible for reviewing
                                                                    and approving press releases and
                                                                    other forms of communication,
                                                                    except for those relating to
                                                                    material events which will be
                                                                    subject to the review and approval
                                                                    of the Board of Directors.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------
      (e)   Integrity of internal control and         Yes           The Chief Executive Officer, and
            management information systems                          the Chief Financial Officer, are
                                                                    responsible for the development,
                                                                    review and implementation of
                                                                    systems that safeguard the
                                                                    integrity of internal control and
                                                                    management information. The Audit
                                                                    Committee will review the
                                                                    integrity of internal controls and
                                                                    management information systems in
                                                                    the fiscal 2001 year

2.    Majority of directors should be                 Yes           During fiscal year 2000, the Board
      "unrelated" (independent of management and                    of Directors was composed of seven
      free from conflicting interest)                               directors, two being inside
                                                                    management directors and five
                                                                    being outside directors. All of
                                                                    the five current outside directors
                                                                    are considered by the Board of
                                                                    Directors as "unrelated" within
                                                                    the meaning of the Guidelines.
                                                                    They are Sidney Harkema, Walter
                                                                    Keyser, Morden Lazarus, John G.
                                                                    Craig and Robert Hoegler. The
                                                                    Board of Directors considers that
                                                                    the inside directors and the
                                                                    outside directors were able to,
                                                                    and did act, with a view to the
                                                                    best interests of the Company and
                                                                    were sensitive to the avoidance
                                                                    and disclosure of conflicts of
                                                                    interests. The Board of Directors
                                                                    will maintain the composition of
                                                                    the Board to ensure the majority
                                                                    of directors are outside
                                                                    directors.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------
3.    Disclose for each director whether he or        Yes.          An "unrelated director" under the
      she is related, and how that conclusion                       TSE Report is a director who is
      was reached                                                   free from any interest and any
                                                                    business or other relationship
                                                                    which could, or could reasonably
                                                                    be perceived to, materially
                                                                    interfere with the director's
                                                                    ability to act in the best
                                                                    interest of the Company, other
                                                                    than an interest arising from the
                                                                    director's shareholdings. All of
                                                                    the outside directors are
                                                                    unrelated. They are not employees
                                                                    of the Company and there are no
                                                                    material contracts between any of
                                                                    them with the Company.

4.    Appoint a committee composed exclusively        Yes           It is part of the mandate of the
      of non-management directors, the majority                     Corporate Governance and
      of whom are unrelated, with the                               Compensation Committee of the
      responsibility of proposing new board                         Board of Directors to propose
      nominees and assessing directors                              board nominees and assess
                                                                    directors. The Committee is made
                                                                    up of all unrelated directors.

5.    Implement a process for assessing the           No            Commencing in fiscal year 2001,
      effectiveness of the board, its committees                    the Corporate Governance and
      and individual directors                                      Compensation Committee, as part of
                                                                    its mandate will develop a process
                                                                    for assessing the effectiveness of
                                                                    the Board of Directors as a whole,
                                                                    the committees established by the
                                                                    Board, and to assess each
                                                                    director's contribution to the
                                                                    Company.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------

6.    Provide orientation and education programs      No            Commencing in fiscal year 2001,
      for new directors                                             the Corporate Governance and
                                                                    Compensation Committee as part of
                                                                    its mandate will develop and
                                                                    implement orientation and
                                                                    education programmes for new
                                                                    recruits to the Board of
                                                                    Directors.

7.    Examining the size of the Board with a          Yes           The Board of Directors considers
      view to effectiveness and consider                            its current size to be appropriate
      reducing the size of the Board of                             at the current time.
      Directors.

8.    Review compensation of directors in light        Yes           The Company sets its compensation
      of risks and responsibilities.                                 for directors based on competitive
                                                                     market rates and the
                                                                     responsibilities and risks of
                                                                     directors in connection with their
                                                                     duties to the Company. The
                                                                     Corporate Governance and
                                                                     Compensation Committees will
                                                                     review the compensation of
                                                                     directors in fiscal 2001.

9.    (a)   Committees should generally be            Yes           The Board of Directors established
            composed of non-management                              an Audit Committee and a Corporate
            directors; and                                          Governance and Compensation
                                                                    Committee early in fiscal year
                                                                    2000. Mr. Walter Keyser, Mr.
                                                                    Morden Lazarus and John G. Craig,
                                                                    as non-management directors of the
                                                                    Company, are the only members of
                                                                    both committees.

      (b)   A majority of committee members           Yes           The Audit Committee and the
            should be unrelated.                                    Corporate Governance and
                                                                    Compensation Committee are
                                                                    composed solely of unrelated
                                                                    directors.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------
10.   Appoint a committee responsible for             Yes           The Corporate Governance and
      approach to corporate governance issues.                      Compensation Committee, created on
                                                                    December 13, 2000 is responsible
                                                                    for developing the Company's
                                                                    approach to governance issues.

11.   (a)   Define limits to management's
            responsibilities by developing
            mandates for:

            (i)   The Board; and                      Yes.          The Board of Directors' mandate is
                                                                    to oversee the conduct of the
                                                                    Company's business and affairs of
                                                                    the Company and to act with a view
                                                                    to the best interests of the
                                                                    Company. In fulfiling this
                                                                    mandate, the Board of Directors
                                                                    assumes responsibility for the
                                                                    following:

                                                                    (i) Developing and reviewing the
                                                                    strategic direction of the Company
                                                                    on a annual basis; and

                                                                    (ii) Act with the objective to
                                                                    maximize shareholder value in a
                                                                    manner consistent with good
                                                                    corporate citizenship, including
                                                                    fair treatment of the Company's
                                                                    employees, customers and
                                                                    suppliers.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------
                                                                    The Board of Directors will meet 5
                                                                    times a year, and more frequently
                                                                    if required. The Board of
                                                                    Directors met 5 times during the
                                                                    2000 fiscal year.


            (ii)  The CEO.                            No.           The Board of Directors has not
                                                                    developed a mandate for the Chief
                                                                    Executive Officer. It is of the
                                                                    view that because the Board of
                                                                    Directors has plenary power, any
                                                                    responsibility not delegated with
                                                                    management will remain with the
                                                                    Board. Management is expected to
                                                                    act in a manner consistent with
                                                                    the Board's objectives and to
                                                                    achieve the best interest for the
                                                                    Company.

      (b)   The Board of Directors should             No            See the description set out above
            approve the CEO's corporate
            objectives

12.   Establish procedures to enable the Board        Yes           The Board has functioned, and is
      of Directors to function independently of                     of the view that it can continue
      management.                                                   to function, independently of
                                                                    management, as required. The Board
                                                                    meets independently of management
                                                                    where required and not less than 3
                                                                    times a year. To ensure the Board
                                                                    can function independently of
                                                                    management, the Board has created
                                                                    the Corporate Governance and
                                                                    Compensation Committee and the
                                                                    Chairman of the Board is Mr.
                                                                    Walter Keyser who is not a member
                                                                    of management.

                                                    Does the
                                                    Company
TSE Corporate Governance Guidelines                 Comply          Comments
-----------------------------------                 ------          --------
13.   (a)   Establish an Audit Committee with a       Yes           The Board has assigned specific
            specifically defined mandate.                           responsibilities to the Audit
                                                                    Committee. The Audit Committee's
                                                                    mandate includes reviewing the
                                                                    Company's audited financial
                                                                    statements prior to their approval
                                                                    by the Board of Directors and
                                                                    making recommendations to the
                                                                    Board of Directors with respect to
                                                                    the appointment of auditors.

      (b)   All members of the Audit Committee        Yes           The Audit Committee members are
            should be non-management directors.                     all non-management directors.

14.   Implement a system to enable individual         Yes.          The Corporate Governance and
      directors to engage outside advisors, at                      Compensation Committee is
      the Company's expense.                                        responsible for approving the
                                                                    engagement of an outside advisor
                                                                    at the Company's expense in
                                                                    respect of a matter involving the
                                                                    Company.

General Matters

      At the time of issue of this Management Proxy Circular, the Company has no matter of particular significance, other than the matters described in the accompanying Notice of Annual and Special Meeting, which it intends to place before the shareholders at the Meeting.

      The Company's 2000 Annual Report, containing the Company's consolidated financial statements for the fiscal year ended September 30, 2000, is being mailed to the shareholders of the Company with the Notice of Annual and Special Meeting, this Management Proxy Circular, a form of proxy and a supplemental mailing list form.

Approval by Board of Directors

      The Board of Directors has approved the contents of this Management Proxy Circular and its sending to the shareholders of the Company.


Signed "Gerry A. Racicot"

Gerry A. Racicot
President and Chief Executive Officer

Toronto, Ontario
March 9, 2001.

                                   SCHEDULE A

                              ELECTION OF DIRECTORS

RESOLVED THAT:

      The following persons be and are hereby elected as directors of the Company until the next annual meeting of shareholders or until their successors are elected or appointed:

      Gerry A. Racicot
      Keith Attoe
      Sidney Harkema
      Walter Keyser
      Morden Lazarus
      John G. Craig
      Robert Hoegler

                                   SCHEDULE B

                            REAPPOINTMENT OF AUDITORS

      RESOLVED THAT:

1. Monteith, Monteith & Co. Chartered Accountants be reappointed as the auditors of the Company; and

2 The Board of Directors of the Company is hereby authorized and directed to fix the auditors'remuneration.

                                   SCHEDULE C

                               STOCK OPTION PLAN

      RESOLVED THAT:

1. An amendment to the Stock Option Plan of the Company to increase the total number of common shares of the Company (the "Shares") that may be issued thereunder by 2,600,000 Shares to an aggregate of 7,200,000 Shares, be and is hereby approved, and the making of any necessary filings with all relevant regulatory authorities be and is hereby approved; and

2. Any one officer of director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver to cause to be delivered, all such other documents and instruments, and to perform or cause to be performed all such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                      SUPPLEMENTAL MAILING LIST RETURN CARD

TO:   Registered and Non-Registered Shareholders of
      EIGER TECHNOLOGY, INC.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of EIGER TECHNOLOGY, INC. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATE: _______________________


                                                ________________________________
                                                Signature

                                                ________________________________
                                                Name - Please Print

                                                ________________________________
                                                Address

                                                ________________________________

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to PACIFIC CORPORATE TRUST COMPANY, Stock Transfer Department, 10th Floor, 830-625 Howe Street, Vancouver, British Columbia, V6C 3B8.

                             EIGER TECHNOLOGY, INC.

                          PROXY SOLICITED BY MANAGEMENT

     For use at the Annual and Special Meeting of Shareholders to be held on
                      Thursday, the 12th day of April, 2001

The undersigned holder of common shares (the "Shares") of Eiger Technology, Inc. (the "Company") hereby nominates and appoints Gerry A. Racicot, President and Chief Executive Officer of the Company, or failing him, Keith Attoe, Chief Financial Officer of the Company, or instead of either of the foregoing _____________________________________________, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on Thursday, the 12th day of April, 2001 (the "Meeting") at 10:00 a.m. (Toronto time), at The Ontario Club, 30 Wellington Street West, Commerce Court South, 5th Floor, Toronto, Ontario and at any adjournment or adj such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed, on any ballot that may be called for, to vote the Shares registered in the name of the undersigned as specified below (see Notes below):

(a) VOTE |_| or WITHHOLD VOTE |_| for the election of the directors named in the accompanying Management Proxy Circular;

(b) VOTE |_| or WITHHOLD VOTE |_| for the reappointment of Monteith, Monteith & Co., Chartered Accountants, as auditors and to authorise the directors to fix their remuneration; and

(c) VOTE |_| or AGAINST |_| for the amendment to the Stock Option Plan of the Company to increase the number of common shares (the "Shares") reserved for the issuance thereunder by 2,600,000 Shares to an aggregate of 7,200,000 Shares, all as described in the Management Proxy Circular of the Company delivered to the shareholders of the Company in connection with the Meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the Notice of the Annual and Special Meeting are proposed at the Meeting or any adjournment or adjournments thereof or if any other matters which are not now known to Management of the Company should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the proxy nominees to vote on such amendments or variations or such other matters in accordance with the best judgment of the proxy nominees.

This proxy is solicited on behalf of Management of the Company for use at the Meeting and any adjournment or adjournments thereof. Shareholders of the Company have the right to appoint a person other than the nominee designated above to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space provided for that purpose above or by completing another proper form of proxy and, in either case, by returning the completed proxy to the Company's registrar and transfer agent, Pacific Corporate Trust Company at 830-625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or any adjournment thereof or delivered to the chair of the Meeting on the day of the Meeting prior to its commencment thereof or any adjournment thereof.

DATED the _________ day of _______________________, 2001


____________________________________          __________________________________
Signature of Shareholder                      Name of Shareholder (Please Print)

NOTES:

1. The Shares represented by this proxy will be voted or withheld from voting, or voted for or against, as the case may be, on any ballot that may be called for in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the event that no specification has been made with respect to voting for, withhold voting or voting against any of the resolutions described above, the proxy nominees are instructed to vote the Shares represented by this proxy FOR such resolution.

2. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing or, if the shareholder is a Company, by any officer or attorney of the Company duly authorized. If the proxy form is not dated in the space provided, it is deemed to be dated on the date on which it is mailed by the Company.ournments thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or at